Filed Pursuant to Rule 424(b)(3)

Registration No. 333–286199

PROSPECTUS

Up to 4,921,483 Shares of Common Stock
Issuable Upon Conversion of Shares of Series B Preferred Stock

Up to 536,959 Shares of Common Stock
Issuable Upon Conversion of Shares of Series C Preferred Stock

Up to 158,817 Shares of Common Stock
Issuable Upon Exercise of Placement Agent Warrants

Lipella Pharmaceuticals Inc.

This prospectus relates to the offer and resale of up to an aggregate of 5,617,259 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Lipella Pharmaceuticals Inc. (the “Company”, “Lipella”, “we”, “us” or “our”), which consist of: (i) an aggregate of 4,921,483 shares of Common Stock (the “Series B Conversion Shares”) issuable upon (A) conversion of the Company’s Series B non-voting convertible preferred stock, $0.0001 par value per share (the “Series B Preferred Stock”), issued to certain investors (“Investors”) pursuant to subscription agreements between the Company and the Investors in connection with closings in February 2025 and March 2025 of the Company’s December 2024 best efforts private offering (the “Initial Offering”) of up to $7,200,000 of shares of Series B Preferred Stock (inclusive of a $1,200,000 over-allotment option (the “Initial Over-allotment Option”) that was fully exercised by Spartan Capital Securities, LLC, the placement agent for the Initial Offering (“Spartan” or the “Placement Agent”)), and (B) conversion of shares of Series B Preferred Stock issuable upon the full exercise of warrants (the “Warrants”) issued to the Investors in connection with a subsequent best efforts private offering (the “Subsequent Offering”), which are exercisable for up to 72,000 shares of Series B Preferred Stock for nine (9) months from the date of issuance (inclusive of a 12,000 Warrant over-allotment option fully exercised by Spartan, the placement agent for the Subsequent Offering (the “Subsequent Over-allotment Option”)), pursuant to subscription agreements between the Company and the Investors entered into on March 17, 2025 (the “Subsequent Subscription Agreements”); (ii) an aggregate of 536,959 shares of Common Stock (the “Series C Conversion Shares”, and together with the Series B Conversion Shares, the “Conversion Shares”) issuable upon conversion of the Company’s Series C voting convertible preferred stock, $0.0001 par value per share (the “Series C Preferred Stock”), issued to Spartan and its designee in connection with the Initial Offering; and (iii) 158,817 shares of Common Stock (the “Placement Agent Warrant Shares”, and together with the Conversion Shares, the “Shares”) issuable upon exercise of Common Stock purchase warrants (the “Placement Agent Warrants”) issued to Spartan and its designee in connection with the Initial Offering.

The Warrants, shares of Series B Preferred Stock, shares of Series C Preferred Stock, Series B Conversion Shares, Series C Conversion Shares, the Placement Agent Warrants and the Placement Agent Warrant Shares are collectively referred to herein as the “Securities.” The holders of the Securities are each referred to herein as a “Selling Stockholder” and collectively as the “Selling Stockholders”.

The Warrants, shares of Series B Preferred Stock, shares of Series C Preferred Stock and the Placement Agent Warrants were each issued to the applicable Selling Stockholders in connection with private placement offerings pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder. For additional information regarding the issuance of the Securities, see “Private Placements” beginning on page 11.

This prospectus also covers any additional shares of Common Stock that may become issuable upon any standard adjustment pursuant to the terms of the Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock (the “Series B Certificate of Designation”), the Certificate of Designation of Preferences, Rights and Limitations of Series C Voting Convertible Preferred Stock (the “Series C Certificate of Designation”), the Warrants or the Placement Agent Warrants by reason of stock splits, stock dividends and other events described therein.

The Shares will be resold from time to time by the Selling Stockholders listed in the section titled “Selling Stockholders” beginning on page 16.

The Selling Stockholders, or their respective transferees, pledgees, donees or other successors-in-interest, may sell the Shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The Selling Stockholders may sell any, all or none of the Shares offered by this prospectus, and we do not know when or in what amount the Selling Stockholders may sell their Shares hereunder following the effective date of the registration statement on Form S-3 of which this prospectus forms a part (the “Resale Registration Statement”). We provide more information about how Selling Stockholders may sell their Shares in the section titled “Plan of Distribution” on page 24.

We registered the Shares on the Resale Registration Statement on behalf of the Selling Stockholders, to be offered and sold by them from time to time. While we will not receive any proceeds from the sale of the Shares by the Selling Stockholders in the offering described in this prospectus, we will receive (i) $100 per share of Series B Preferred Stock upon the cash exercise of the Warrants and (ii) $1.00 per share upon the cash exercise of the Placement Agent Warrants. Upon full cash exercise of the Warrants for all 72,000 shares of Series B Preferred Stock, we will receive aggregate gross proceeds of $7,200,000 and upon full cash exercise of the Placement Agent Warrants for all 158,817 Placement Agent Warrant Shares, we will receive aggregate gross proceeds of $158,817. However, we cannot predict when and in what amounts or if the Warrants or the Placement Agent Warrants will be exercised, and it is possible that the Warrants and the Placement Agent Warrants may expire and never be exercised, in which case we would not receive any cash proceeds. We have agreed to bear all of the expenses incurred in connection with the registration of the Shares. The Selling Stockholders will pay or assume discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses, if any, incurred for the sale of the Shares.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “LIPO.” The last reported sales price of our Common Stock on the Nasdaq Capital Market on April 3, 2025 was $2.54 per share.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings.

This offering will terminate on the earlier of (i) the date when all of the Shares registered hereunder have been sold pursuant to this prospectus or Rule 144 under the Securities Act, and (ii) the date on which all of the Shares may be sold pursuant to Rule 144 without volume or manner-of-sale restrictions, unless we terminate it earlier.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 7 and in the documents which are incorporated by reference herein to read about factors you should consider before investing in our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 3, 2025.

ABOUT THIS PROSPECTUS

This prospectus describes the general manner in which the Selling Stockholders may offer from time to time up to 5,617,259 Shares. You should rely only on the information contained in this prospectus and the related exhibits, any prospectus supplement or amendment thereto and the documents incorporated by reference, or to which we have referred you, before making your investment decision. Neither we nor the Selling Stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus, any prospectus supplement or amendments thereto do not constitute an offer to sell, or a solicitation of an offer to purchase, the Shares offered by this prospectus, any prospectus supplement or amendments thereto in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, as well as information we have previously filed with the U.S. Securities and Exchange Commission (the “SEC”), is accurate as of any date other than the date on the front cover of the applicable document.

If necessary, the specific manner in which the Shares may be offered and sold will be described in a supplement to this prospectus, which supplement may also add, update or change any of the information contained in this prospectus. To the extent there is a conflict between the information contained in this prospectus and any prospectus supplement, you should rely on the information in such prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus or any prospectus supplement — the statement in the document having the later date modifies or supersedes the earlier statement.

Neither the delivery of this prospectus nor any distribution of Shares pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

On November 7, 2024, we effected a one-for-eight reverse stock split (the “Reverse Stock Split”) of all of our outstanding shares of Common Stock. Unless the context expressly indicates otherwise, all references to share and per share amounts referred to herein reflect the amounts after giving effect to the Reverse Stock Split.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Common Stock. You should carefully read this entire prospectus, and our other filings with the SEC, including the following sections, which are either included herein and/or incorporated by reference herein, “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements incorporated by reference herein before making a decision about whether to invest in our Common Stock. All references to “we,” “us,” “our,” and the “Company” refer to Lipella Pharmaceuticals Inc., unless we specifically state otherwise or the context indicates otherwise.

Company Overview

We are a clinical-stage biotechnology company focused on developing new drugs by reformulating the active agents in existing generic drugs and optimizing these reformulations for new applications. We believe that this strategy combines many of the cost efficiencies and risk abatements derived from using existing generic drugs with potential patent protections for our proprietary formulations; this strategy allows us to expedite, protect, and monetize our product candidates. Additionally, we maintain a therapeutic focus on diseases with significant, unaddressed morbidity and mortality where no approved drug therapy currently exists. We believe that this focus can potentially help reduce the cost, time and risk associated with obtaining marketing approval.

LP-10 is the development name of our reformulation of tacrolimus (an approved generic active agent) specifically optimized for topical deposition to the internal surface of the urinary bladder lumen using a proprietary drug delivery platform that we have developed and that we refer to as our metastable liposome drug delivery platform (our “Platform”). We are developing LP-10 and our Platform to be, to our knowledge, the first drug candidate and drug delivery technology that could be successful in treating cancer survivors who acquire hemorrhagic cystitis. We have received U.S. Food and Drug Administration (“FDA”) “orphan drug” designation covering LP-10 and plan to apply for additional regulatory designations in the event we achieve qualifying results in the current phase 2a clinical trial for LP-10. Market data exclusivity may be available in the U.S. and other jurisdictions in which regulatory approval is obtained for the Company’s product, regardless of patent status.

The safety and efficacy of LP-10 was evaluated in a 13-subject, open-label, multi-center, dose-escalation, phase 2a clinical trial in patients experiencing complications associated with a rare but highly morbid disease called “radiation-induced hemorrhagic cystitis” or “radiation cystitis.” This phase 2a clinical trial commenced on February 15, 2021, and we reported the trial’s summary results in the first quarter of 2023. We had a type-C meeting with the FDA on November 7, 2023, during which we agreed on the submission of a well-controlled phase 2b double-blind placebo-controlled trial with gross hematuria as assessed by patient report outcome as primary endpoint. This submission has been completed, and we are proceeding toward the initiation of Phase2b clinical trial. There is currently no FDA approved drug therapy available for radiation cystitis patients, who are all cancer survivors who received pelvic radiation therapy to treat solid pelvic tumors, including prostate and ovarian cancers, and who are now dealing with therapy-associated complications, including urinary bleeding (a radiation cystitis symptom). LP-10’s active ingredient, tacrolimus, which has a well-known pharmacology and toxicology, addresses a reduction (or cessation) of uncontrolled urinary bleeding.

LP-310 is the development name of our oral, liposomal formulation of tacrolimus (the same approved generic active agent in LP-10) specifically optimized for local delivery to oral mucosa in connection with the treatment of oral lichen planus (“OLP”). OLP is a chronic, T-cell-mediated, autoimmune oral mucosal disease, and LP-310 contains tacrolimus which inhibits T-lymphocyte activation. To date, upon review of relevant FDA public data resources on approved drugs and biologics, we are not aware of any other liposomal products developed to treat such disease. In the fourth quarter of 2023, we received IND approval from the FDA for LP-310. We initiated a Phase 2a multicenter dose escalation of LP-310 for the treatment of OLP in 2024. In this first cohort, eight participants received a dose of 0.25 mg LP-310, with promising initial results. No product-related serious adverse events were reported. Pharmacokinetic data demonstrated that whole blood tacrolimus levels in all patients were either undetectable or minimal, highlighting LP-310’s potential to deliver localized therapeutic effects while minimizing systemic exposure. Additionally, all patients tolerated LP-310 without significant adverse reactions. The clinical trial is expected to be completed in the second quarter of 2025. The top line data from the first two dose cohorts of this trial has been selected for podium presentation at the 2025 American Association of Oral Medicine and European Association of Oral Medicine Joint Meeting that will be held in Las Vegas, NV on May 15, 2025.

In a third program, Lipella is also developing an oral, liposomal formulation of tacrolimus, LP-410, for the treatment of oral graft-versus-host disease (“GVHD”). LP-410 is an oral rinse, similar to LP-310, but will have a different containment system. Hematopoietic cell transplantation (“HCT”) is used to treat a wide range of malignancies, hematologic and immune deficiency states, and autoimmune diseases. GVHD is a clinical syndrome where donor-derived immunocompetent T-cells react against patient tissues directly or through exaggerated inflammatory responses following HCT. Lipella has developed LP-410 for the topical delivery directly to the mouth surface. LP-410 targets the underlying mechanisms of oral GVHD, potentially providing a safe and effective treatment option for affected individuals. Lipella received “orphan drug” designation approval on November 11, 2023 for tacrolimus for the treatment of oral GVHD. In the first quarter of 2024, we received IND approval from the FDA for LP-410 for the treatment of GVHD.

In a fourth program, Lipella is also developing an intravesical formulation of immunoglobulins including checkpoint inhibitors, referred to as LP-50. LP-50 is an intravesical formulation of immunoglobulins including local, intravesical PD-1 (i.e., checkpoint) inhibition, intended for the treatment of non-muscle invasive bladder cancer, offering the potential for increasing efficacy while minimizing systemic toxicity.

Since our inception in 2005, we have focused primarily on business planning and progressing our lead product candidates, including progressing LP-10 through clinical development, raising capital, organizing and staffing the Company.

Recent Developments

Subsequent Offering of Warrants

As previously disclosed, on March 17, 2025, the Company sold Warrants to purchase up to 72,000 shares of Series B Preferred Stock pursuant to the Subsequent Subscription Agreements (reflecting full exercise by Spartan of the Subsequent Over-allotment Option) to the Investors at a price per Warrant equal to $0.125 in order to comply with applicable rules of The Nasdaq Stock Market LLC (“Nasdaq”), with each Warrant exercisable for a period of nine (9) months from the date of issuance for shares of Series B Preferred Stock at $100 per share, and with each share of Series B Preferred Stock issuable upon exercise thereof convertible into Series B Conversion Shares at a price of $2.16 per share, which was the Minimum Price (as defined in Nasdaq Listing Rule 5635(d)(1)(A)) of the Common Stock immediately prior to the execution of the Subsequent Subscription Agreements. In connection with the Subsequent Offering, on March 17, 2025, the Company entered into (i) a new placement agent agreement with Spartan (the “Subsequent Placement Agent Agreement”), pursuant to which Spartan agreed to serve as exclusive placement agent for the Subsequent Offering of Warrants and (ii) a new consulting and advisory agreement with Spartan (the “Subsequent Consulting Agreement”, and together with the Subsequent Placement Agent Agreement, the “Subsequent Spartan Agreements”), pursuant to which Spartan agreed to provide the Company with the same advisory services in connection with the Subsequent Offering as provided to the Company in connection with the Initial Offering for a period of eighteen (18) months from the closing of the Subsequent Offering, and the Company agreed to compensate Spartan for such services. For more information on the Subsequent Offering, the Subsequent Subscription Agreements, the Subsequent Spartan Agreements and all other related agreements, see the Current Report on Form 8-K filed by the Company with the SEC on March 18, 2025, including the exhibits filed therewith, as well as “Private Placements – Subsequent Offering” on page 13 below.

Closings of the Initial Offering

As previously disclosed, in December 2024 and in connection with the Initial Offering, the Company sold an aggregate of 25,975 shares of Series B Preferred Stock to Investors for a purchase price of $100 per share, with such shares convertible into shares of Common Stock at conversion prices of $2.61 and $3.12, as applicable, and between February 25, 2025 and March 12, 2025, the Company sold an aggregate of 46,025 additional shares of Series B Preferred Stock to the Investors for a purchase price of $100 per share in connection with additional closings of the Initial Offering, convertible into Series B Conversion Shares at conversion prices of $3.00, $3.13, $2.51 and $2.18 per share, as applicable, with Spartan providing placement agent and consulting services in connection therewith. Such conversion prices were each equal to the Minimum Price of the Common Stock immediately prior to the execution of the subscription agreements entered into between the Company and such Investors in connection with the Initial Offering (the “Initial Subscription Agreements”). For more information on such closings of the Initial Offering, see the Current Reports on Form 8-K filed by the Company with the SEC on December 30, 2024, January 6, 2025, March 3, 2025, March 11, 2025 and March 18, 2025, including the exhibits filed therewith, as well as “Private Placements – Additional Closings of the Initial Offering” on page 12 below, as applicable.

In connection with the Initial Offering, the Company and Spartan previously entered into a (i) placement agent agreement, dated December 5, 2024 (the “Initial Placement Agent Agreement”), and (ii) consulting agreement and advisory agreement, made as of December 5, 2024 (the “Initial Consulting Agreement”), each as amended by that certain amendment to consulting agreement and placement agent agreement, made as of December 10, 2024, between the Company and Spartan (the “First Amendment”), pursuant to which Spartan agreed to provide placement agent and consulting services in connection with the Initial Offering and receive certain compensation in consideration for such services, including, but not limited to, warrants to purchase Common Stock and shares of Series C Preferred Stock, issued on a pro rata basis at each closing of the Initial Offering. For more information on the Initial Placement Agent Agreement, the Initial Consulting Agreement and the First Amendment, see the Current Report on Form 8-K filed by the Company with the SEC on December 10, 2024, including the exhibits filed therewith, as well as “Private Placements” on page 11 below. On January 15, 2025, the SEC declared the Company’s registration statement on Form S-3 (File No. 333-284172) effective, which registered for resale on behalf of selling stockholders up to an aggregate of 1,372,408 shares of Common Stock underlying certain shares of Series B Preferred Stock, shares of Series C Preferred Stock and Common Stock purchase warrants issued to the Investors, Spartan and its designee.

Second Amendment to Consulting Agreement

As previously disclosed, on February 28, 2025, the Company and Spartan entered into a Second Amendment to the Initial Consulting Agreement (the “Consulting Agreement Amendment”), pursuant to which Spartan and the Company agreed to modify certain terms of the Initial Consulting Agreement to require the Company to compensate Spartan with additional cash fees and stock compensation on a pro rata basis in the event that shares of Series B Preferred Stock are sold pursuant to Spartan’s exercise of the Initial Over-allotment Option and a $1,200,000 over-allotment option in connection with a then-planned subsequent offering of up to $7,200,000 shares of Series B Preferred Stock to Investors to be issued on the same terms as those of the Initial Offering (the “Mirror Offering”). For more information on the Consulting Agreement Amendment, see the Current Report on Form 8-K filed by the Company with the SEC on March 3, 2025, including the exhibit filed therewith, as well as “Private Placements” on page 11 below.

Second Amendment to Placement Agent Agreement

As previously disclosed, on February 23, 2025, the Company and Spartan entered into a Second Amendment to the Initial Placement Agent Agreement (the “Placement Agent Agreement Amendment”, and collectively with First Amendment and the Consulting Agreement Amendment, the “Amendments”), pursuant to which Spartan and the Company agreed to, among other things, (i) remove restrictions on the Company’s ability to conduct at-the-market transactions and modify certain variable rate transaction provisions, (ii) modify the Company’s tail fee obligation to apply only to the Investors who participated in the Initial Offering and (iii) clarify the Company’s obligations with respect to filing a registration statement in connection with the Mirror Offering. For more information on the Placement Agent Agreement Amendment, see the Current Report on Form 8-K filed by the Company with the SEC on February 24, 2025, including the exhibit filed therewith, as well as “Private Placements” on page 11 below.

Nasdaq Notifications

As previously disclosed, on April 17, 2024 and on August 21, 2024, the Company received letters from the Nasdaq Listing Qualifications staff (the “Staff”) stating that it was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) and Nasdaq Listing Rule 5550(b)(1) (the “Stockholders’ Equity Requirement”), respectively. On October 16, 2024, the Company received a letter from the Staff stating that although the Company submitted a plan to regain compliance with the Stockholders’ Equity Requirement on October 4, 2024, the Common Stock would be delisted from the Nasdaq Capital Market unless such determination is appealed to a Nasdaq Hearings Panel (the “Panel”) by October 23, 2024. On October 17, 2024, the Company requested a hearing before the Panel to appeal such determination and the hearing occurred on December 12, 2024 (the “Hearing”).

On January 10, 2025, the Company received a decision (the “January Letter”) from the Panel granting the Company’s request for continued listing on the Nasdaq Capital Market, subject to the Company demonstrating compliance with the Stockholders’ Equity Requirement, including the achievement of interim milestones as follows: (i) on or before April 14, 2025, the Company must file a public disclosure describing any transactions undertaken by the Company to increase its equity and providing an indication of its equity following those transactions; and (ii) on or before April 14, 2025, the Company must provide the Staff with an update on its fundraising plans, updated income projections for the next 12 months, with all underlying assumptions clearly stated, and a description of how the Company intends to achieve, if necessary, and maintain compliance with the Minimum Bid Price Requirement. For more information on such decision, please see the Current Report on Form 8-K filed by the Company with the SEC on January 13, 2025 (the “January 8-K”).

Corporate Information

We were incorporated under the laws of the state of Delaware in February 2005. Our principal executive offices are located at 7800 Susquehanna Street, Suite 505, Pittsburgh, PA 15208. Our telephone number is (412) 894-1853. We maintain an Internet website at www.lipella.com. The information contained therein or connected thereto shall not be deemed to be incorporated by reference into this prospectus.

When used herein, unless the context requires otherwise, references to “Lipella,” the “Company,” “we,” “our” and “us” refer to Lipella Pharmaceuticals Inc., a Delaware corporation.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

●       reduced obligations with respect to financial data;

●       an exception from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●       reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

●       exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years following our December 2022 initial public offering (our “IPO”) or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company upon the earliest of:

●       the last day of the fiscal year on which we have $1.235 billion or more in annual revenue,

●       the date on which we become a “large accelerated filer” (i.e., as of our fiscal year end, the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30),

●       the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period, or

●       the last day of our fiscal year following the fifth anniversary of the date of the completion of our IPO. We may choose to take advantage of some but not all of these reduced reporting burdens.

In addition, under the JOBS Act, emerging growth companies can take advantage of an extended transition period and delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

Also, we are a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company). For as long as we qualify as a “smaller reporting company,” we may provide reduced disclosure in the public filings that we make with the SEC than larger public companies, such as the inclusion of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure.

As a result of qualifying as an emerging growth company and a smaller reporting company, to the extent we take advantage of the allowable reduced reporting burdens, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

This prospectus relates to the offer and resale by the Selling Stockholders of up to an aggregate of 5,617,259 Shares issuable upon the (i) conversion of shares of Series B Preferred Stock and shares of Series C Preferred Stock issued in connection with the Initial Offering, (ii) conversion of shares of Series B Preferred Stock issuable upon exercise of the Warrants in connection with the Subsequent Offering, (iii) exercise of the Placement Agent Warrants issued in connection with the Initial Offering. All of the Shares, if and when sold, will be sold by the Selling Stockholders. The Selling Stockholders may sell the Shares from time to time at prevailing market prices or at privately negotiated prices.

Series B Conversion Shares offered by the Selling Stockholders:	Up to 4,921,483 shares of Common Stock.

Series C Conversion Shares offered by the Selling Stockholders:	Up to 536,959 shares of Common Stock.

Placement Agent Warrant Shares offered by the Selling Stockholders:	Up to 158,817 shares of Common Stock.

Shares of Common Stock outstanding immediately prior to this offering:	2,548,811 shares of Common Stock(1)

Shares of Common Stock outstanding after completion of this offering (assuming full exercise of the Warrants, full conversion of the applicable shares of Series B Preferred Stock and shares of Series C Preferred Stock, as well as full exercise of the Placement Agent Warrants, issued to the applicable Selling Stockholders):	8,166,070 shares of Common Stock(1)

Use of proceeds:	We will not receive any of the proceeds from any sale of the Shares by the Selling Stockholders. We may receive proceeds in the event that the Warrants and the Placement Agent Warrants are exercised for cash at their applicable exercise prices, which may result in aggregate gross proceeds of up to $7,200,000 upon the full exercise of the Warrants and approximately $158,817 if the Placement Agent Warrants are fully exercised with cash. Any proceeds that we receive from the exercise of the Warrants or Placement Agent Warrants will be used for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors:	An investment in the shares of Common Stock offered under this prospectus is highly speculative and involves substantial risk. Please carefully consider the “Risk Factors” section on page 7 and other information in this prospectus for a discussion of risks. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also impair our business and operations.

Nasdaq symbol:	Our Common Stock is listed on the Nasdaq Capital Market under the symbol “LIPO”.

(1)	Such shares of Common Stock outstanding excludes the following as of April 3, 2025: (i) 361,624 shares of Common Stock issuable upon options outstanding under our 2008 Stock Incentive Plan and Amended and Restated 2020 Stock Incentive Plan, having exercise prices ranging from $6.16 to $40.00 per share, with a weighted average exercise price of $19.74 per share, all of which are fully exercisable, (ii) 372,990 shares of Common Stock issuable upon the exercise of fully exercisable warrants having exercise prices ranging from $1.00 to $40.00 per share, with a weighted average exercise price of $8.12 per share, (iii) 46,025 shares of Series B Preferred Stock convertible into shares of Common Stock, (iv) 536,959 shares of Series C Preferred Stock convertible into shares of Common Stock and (v) Warrants to purchase up to 72,000 shares of Series B Preferred Stock. Such shares of Common Stock outstanding after this offering also excludes items (i) and (ii) above but gives effect to the full exercise of the Warrants and the Placement Agent Warrants and full conversion of such shares of Series B Preferred Stock and shares of Series C Preferred Stock.

RISK FACTORS

Holding the shares of Common Stock offered under this prospectus involves a high degree of risk. You should carefully consider and evaluate all of the information contained in this prospectus, any prospectus supplement and in the documents that we incorporate by reference herein before you decide to invest in our Common Stock. In particular, you should carefully consider and evaluate the risks and uncertainties described under the heading “Risk Factors” in this prospectus, any prospectus supplement and our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 as well as of the documents incorporated by reference herein or therein. Investors are further advised that the risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also negatively impact our business operations or financial results. Any of the risks and uncertainties set forth in this prospectus and in the documents incorporated by reference herein, as updated by annual, quarterly and other reports and documents that we file with the SEC and incorporate by reference into this prospectus, could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the value of our Common Stock.

Risks Related to the Resale of the Shares and Ownership of Our Common Stock

We will have broad discretion as to any proceeds that we receive from the cash exercise by any holder of the Placement Agent Warrants, and we may not use the proceeds effectively.

We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders pursuant to this prospectus. We may receive up to $7,200,000 in aggregate gross proceeds from the full exercise of the Warrants and up to $158,817 in aggregate gross proceeds from cash exercises of the Placement Agent Warrants, based on the per share exercise price of the Warrants and the Placement Agent Warrants, respectively, and to the extent that we receive such proceeds, we intend to use such proceeds for working capital and general corporate purposes. We have considerable discretion in the application of such proceeds. You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of such proceeds, which may be used for corporate purposes that do not improve our profitability or increase the price of our shares of Common Stock. Such proceeds may also be placed in investments that do not produce income or that lose value. The failure to use such funds by us effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

The Selling Stockholders may choose to sell the Shares at prices below the current market price.

The Selling Stockholders are not restricted as to the prices at which they may sell or otherwise dispose of the Shares covered by this prospectus. Sales or other dispositions of the Shares below the then-current market prices could adversely affect the market price of our Common Stock.

A large number of shares of Common Stock may be sold in the market following this offering and upon the SEC declaring the Resale Registration Statement effective, which may significantly depress the market price of our Common Stock.

The Shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act upon the SEC declaring the Resale Registration Statement effective. As a result, a substantial number of shares of our Common Stock may be sold in the public market following this offering and upon the SEC declaring the Resale Registration Statement effective.

If there are significantly more shares of Common Stock offered for sale than buyers are willing to purchase, then the market price of our Common Stock may decline to a market price at which buyers are willing to purchase the offered Common Stock and sellers remain willing to sell our Common Stock. Sales of a substantial number of Shares in the public market following the completion of this offering, or the perception that such sales might occur, could depress the market price of our Common Stock and could impair our ability to raise capital through the sale of our additional equity securities.

You may experience future dilution as a result of the issuance of the Shares, future equity offerings by us and other issuances of our Common Stock or other securities. In addition, the issuance of the Shares and future equity offerings and other issuances of our Common Stock or other securities may adversely affect our Common Stock price.

In order to raise additional capital, we may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock at prices that may not be the same as the price per share as prior issuances of Common Stock. We may not be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share previously paid by investors, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our Common Stock or securities convertible into or exercisable for Common Stock in future transactions may be higher or lower than the prices per share for previous issuances of Common Stock or securities convertible into or exercisable for Common Stock paid by certain investors. You will incur dilution upon exercise of any outstanding stock options or warrants or upon the issuance of shares of Common Stock in accordance with our equity incentive plans. In addition, the issuance of the Shares and any future sales of a substantial number of shares of our Common Stock in the public market, or the perception that such sales may occur, could adversely affect the price of our Common Stock. We cannot predict the effect, if any, that market sales of those shares of Common Stock or the availability of such shares for sale will have on the market price of our Common Stock.

Neither we nor the Selling Stockholders have authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus and the Resale Registration Statement, including the documents incorporated by reference herein and therein. We may receive media coverage regarding our Company, including coverage that is not directly attributable to statements made by our officers, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. Neither we nor the Selling Stockholders have authorized any other party to provide you with information concerning us or this offering of Shares, and such recipients should not rely on this information.

We have been notified by Nasdaq of our failure to comply with certain continued listing requirements and, if we are unable to regain compliance with all applicable continued listing requirements and standards of Nasdaq, our Common Stock could be delisted from Nasdaq.

Our Common Stock is currently listed on the Nasdaq Capital Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements.

As disclosed in our Current Report on Form 8-K filed with the SEC on April 19, 2024, we received a written notification from the Staff on April 17, 2024 notifying us that we were not in compliance with the Minimum Bid Price Requirement because the closing bid price of our Common Stock was below $1.00 per share for the previous thirty (30) consecutive business days. As disclosed in our Current Report on Form 8-K filed with the SEC on August 23, 2024, we received a letter from the Staff on August 21, 2024 stating that we were not in compliance with the Stockholders’ Equity Requirement. We reported stockholders’ equity of $1,703,798 in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and, as a result, we were not in compliance with such requirement.

As disclosed in our Current Report on Form 8-K filed with the SEC on October 18, 2024, the Staff notified us on October 16, 2024 that it would delist the Common Stock from the Nasdaq Capital Market, and in response, we timely requested an appeal of such notice to the Panel. We received a written communication from the Staff advising us that we had regained compliance with the Minimum Bid Price Requirement as of November 26, 2024, and we presented in front of the Panel at the Hearing on December 12, 2024. As disclosed in the January 8-K, the Panel notified us on January 10, 2025 that it had granted the Company’s request for continued listing on Nasdaq Capital Market, subject to the Company demonstrating compliance with the Stockholders’ Equity Requirement, including the achievement of interim milestones as follows: (i) on or before April 14, 2025, the Company must file a public disclosure describing any transactions undertaken by the Company to increase its equity and providing an indication of its equity following those transactions; and (ii) on or before April 14, 2025, the Company must provide the Staff with an update on its fundraising plans, updated income projections for the next 12 months, with all underlying assumptions clearly stated, and a description of how the Company intends to achieve, if necessary, and maintain compliance with the Minimum Bid Price Requirement.

There can be no assurances that we will be able to comply with all of the obligations placed on us by the Panel pursuant to the January Letter, and, assuming that we are able to comply with such obligations, that we will be able to continue to comply with all applicable Nasdaq listing requirements now or in the future, including the Stockholders’ Equity Requirement or the Minimum Bid Price Requirement. If we fail to meet all of the conditions listed in the January Letter, our Common Stock may be delisted from the Nasdaq Capital Market. Additionally, assuming that we are able to comply with all such obligations, if we fail to comply with all applicable Nasdaq continued listing standards now or in the future, our Common Stock may be subject to delisting from the Nasdaq Capital Market.

In the event that our Common Stock is delisted from the Nasdaq Capital Market, as a result of our failure to comply with the obligations in the January Letter, our failure to comply with the Stockholders’ Equity Requirement or due to our failure to continue to comply with any other requirement for continued listing on the Nasdaq Capital Market, and the Common Stock is not eligible for listing on another exchange, trading in the shares of our Common Stock could be conducted in the over-the-counter market established for unlisted securities such as the Pink Market or another over-the-counter market operated by the OTC Markets Group Inc. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Common Stock, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our Common Stock to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

We could issue “blank check” preferred stock without stockholder approval with the effect of diluting then current stockholder interests and impairing their voting rights; and provisions in our charter documents could discourage a takeover that stockholders may consider favorable.

Our certificate of incorporation, as amended (“Certificate of Incorporation”), authorizes the issuance of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our board of directors (the “Board”). Our Board is empowered, without stockholder approval, to issue a series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. For example, it would be possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our Company.

The Series B Preferred Stock ranks senior to the Common Stock and any class or series of capital stock created after the Series B Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company. The Series C Preferred Stock ranks pari passu to the Common Stock and junior to all other shares of capital stock of the Company authorized or designated before or after the date of designation of the Series C Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company. For further information regarding our shares of Series B Preferred Stock and Series C Preferred Stock, see the Current Report on Form 8-K filed with the SEC on December 30, 2024, including the exhibits filed therewith.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents we incorporate by reference herein or therein contain forward-looking statements within the meaning of Section 21(E) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act. These forward-looking statements include, without limitation: statements regarding proposed new products or services; statements concerning litigation or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of our management’s goals and objectives; statements concerning our competitive environment, availability of resources and regulation; trends affecting our financial condition, results of operations or future prospects; our financing plans or growth strategies; and other similar expressions concerning matters that are not historical facts. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes” and “estimates,” and variations of such terms or similar expressions, are intended to identify such forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or our management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from what is expressed in or suggested by the forward-looking statements.

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should review our subsequent reports filed with the SEC described in the sections of this prospectus entitled “Where You Can Find More Information” and “Incorporation of Documents by Reference,” all of which are accessible on the SEC’s website at www.sec.gov.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made based on such data and other similar sources and on our knowledge of the markets for our products. These data sources involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Private PlacementS

Initial Offering

Spartan Agreements

On December 5, 2024, the Company entered into the Initial Placement Agent Agreement and the Initial Consulting Agreement, each as amended by the applicable Amendments (the “Initial Spartan Agreements”), pursuant to which Spartan agreed to serve as exclusive placement agent and consultant in connection with the Initial Offering. Pursuant to the Initial Spartan Agreements, upon each closing of the Initial Offering (each, a “Closing”), the Company was required to (i) pay to Spartan a cash placement fee equal to ten percent (10%) of the gross proceeds derived from the sale of shares of Series B Preferred Stock at each Closing, (ii) a non-accountable cash fee equal to two percent (2%) of the gross proceeds received by the Company from such sales, (iii) issue Spartan (or its designated nominees) at each Closing Common Stock purchase warrants to purchase a number of shares of Common Stock equal to ten percent (10%) of the shares of Common Stock issuable upon the conversion of the Series B Preferred Stock sold in the Initial Offering, which will be exercisable at any time during the five (5)-year period after the date of each issuance and have an exercise price of $1.00 per share, (iv) pay to Spartan a $360,000 consulting fee paid on a pro rata basis according to the amount of gross proceeds received at each Closing, and (v) issue to Spartan (or its designated nominees) an aggregate of 840,000 shares of Series C Preferred Stock, which will be issued on a pro rata basis at each Closing based on the proceeds received by the Company at each Closing (in each case inclusive of such shares of Series B Preferred Stock sold in connection with the exercise of an Initial Over-allotment Option).

Second Amendment to Placement Agent Agreement

On February 23, 2025, the Company and Spartan entered into the Placement Agent Agreement Amendment, pursuant to which Spartan and the Company agreed to modify certain terms of the Initial Placement Agent Agreement. Pursuant to the Placement Agent Agreement Amendment, such parties agreed to remove certain at-the-market facility restrictions on the Company in the Initial Placement Agent Agreement and modify a tail provision contained in the Initial Placement Agent Agreement to provide that if the Company receives an investment (other than in the Initial Offering) during the period commencing upon the termination of Spartan’s engagement under the Initial Placement Agent Agreement and ending one (1) year thereafter from any accredited retail investor who participated in the Initial Offering, the Company will be required to pay Spartan a fee equal to ten percent (10%) of such investment. Additionally, the Company agreed to increase the maximum amount of shares of Series B Preferred Stock that investors could purchase in any Mirror Offering to $7,200,000 and to file a Registration Statement (as defined in the Initial Placement Agent Agreement) registering all shares of Common Stock issuable upon the conversion or exercise of the Company’s securities issued in connection with such Mirror Offering within thirty (30) days of the first closing of such offering and thirty (30) days of each subsequent closing of such offering.

The Company and Spartan also agreed to (i) reduce certain Variable Rate Transaction (as defined in the Initial Placement Agent Agreement) restrictions in the Placement Agent Agreement, such that the Company is only prohibited from effecting or entering into a Variable Rate Transaction without Spartan’s consent, subject to certain exceptions, until the earlier of (x) ninety (90) days after the termination of the Initial Offering and (y) ten (10) business days after the effective date of such Registration Statement in the event that at least $6,000,000 of Shares are sold in the Initial Offering, and (ii) restrict the Company from disposing or agreeing to dispose of its securities, subject to certain exceptions, within ninety (90) days of the third Closing of the Initial Offering without the Spartan’s consent if all shares of Common Stock issuable upon the conversion or exercise of the Company’s securities issued in connection with such third Closing are not registered on such a Registration Statement.

Second Amendment to Consulting Agreement

As of February 28, 2025, the Company and Spartan entered into the Consulting Agreement Amendment, pursuant to which Spartan and the Company agreed to modify certain terms of the Initial Consulting Agreement to require the Company to compensate Spartan with additional cash fees and stock compensation on a pro rata basis in the event that shares of Series B Preferred Stock are sold pursuant to Spartan’s exercise of the Initial Over-allotment Option and the $1,200,000 over-allotment option for any Mirror Offering.

Additional Closings of the Initial Offering

On February 25, 2025, February 26, 2025, March 5, 2025 and March 12, 2025, the Company entered into Initial Subscription Agreements with the applicable Investors in connection with the Initial Offering, pursuant to which the Company issued and sold to such Investors an aggregate of 46,025 shares of Series B Preferred Stock convertible into an aggregate of 1,588,164 shares of Common Stock at a conversion price of $3.00, $3.13, $2.51 and $2.18 per share, as applicable (each of which is equal to the Minimum Price (as defined in Nasdaq Listing Rule 5635(d)(1)(A)), immediately prior to the execution of the applicable Initial Subscription Agreements) at a purchase price of $100 per share, for an aggregate of $4,602,500. The Company received net proceeds of $3,800,075 in connection with such Closings. In accordance with the Initial Spartan Agreements, at such Closings the Company paid Spartan an aggregate of approximately $802,425 in placement agent and consulting fees, as well as $40,000 for Spartan’s legal expenses, and issued Spartan and its designee (i) an aggregate of 536,959 shares of Series C Preferred Stock at a conversion price of $1.00 per share, subject to customary adjustments, and (ii) Placement Agent Warrants exercisable for up to 158,817 Placement Agent Warrant Shares at an exercise price of $1.00 per share, subject to customary adjustments thereunder.

Each Initial Subscription Agreement that the Investors entered into with the Company in connection with the Initial Offering contains customary representations, warranties, obligations, indemnification rights and agreements of the Company and the applicable Investor. In addition, pursuant to the Initial Subscription Agreements, Investors were granted (i) the right to participate (on a pro rata basis based on such Investor’s participation in the Initial Offering) in any subsequent financing transaction pursuant to which the Company is offering Common Stock or Common Stock Equivalents (as defined in the Initial Subscription Agreements) at an effective price per share that is lower than the conversion price of the shares of Series B Preferred Stock then in effect during the six-month period commencing on the later of (x) such Investor’s purchase of shares of Series B Preferred Stock in a subsequent financing after the Initial Offering and (y) the effective date of the Resale Registration Statement (the “Effective Date”) and (ii) the right to participate in any Mirror Offering on a pro rata basis (on a pro rata basis based on such investor’s participation in the Initial Offering) during the six-month period commencing on the Effective Date. The Initial Subscription Agreements provide that subscriptions for shares of Series B Preferred Stock cannot be less than $50,000 and that the Initial Offering will terminate on the earliest of (i) the date on which $6,000,000 of shares of Series B Preferred Stock are sold (subject to Spartan’s exercise of the Initial Over-allotment Option), (ii) the date on which the Company and Spartan agree to terminate the Initial Offering, or (iii) June 30, 2025, subject to extension upon agreement by the Company and Spartan, provided that the Company shall have the right to terminate the Initial Offering in the event an aggregate of (x) $1,000,000 of shares of Series B Preferred Stock are not sold by December 12, 2024 and (y) $4,000,000 of shares of Series B Preferred Stock are not sold by March 31, 2025, in each case subject to extension upon agreement by the Company and Spartan. Upon the Closing that occurred on March 12, 2025, the Initial Offering terminated in accordance with such terms, as all shares of Series B Preferred Stock issuable in connection with the Initial Offering were offered and sold to the Investors.

Pursuant to the Series B Certificate of Designation, each share of Series B Preferred Stock is convertible at any time into such number of shares of Common Stock obtained by the quotient of (i) the product of (x) such number of shares of Preferred Stock being converted by such holder and (y) a stated value of $100 and (ii) the Minimum Price. Holders of shares of Series B Preferred Stock do not have any voting rights other than certain limited voting rights with respect to actions which may adversely affect the Series B Preferred Stock. A holder of shares of Series B Preferred Stock cannot convert such shares to the extent that such holder would own more than 4.99% (or at the election of such holder, 9.99%) of outstanding Common Stock immediately after such conversion. The Series B Preferred Stock ranks senior to the Common Stock and any class or series of capital stock created after the Series B Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company. The Series B Certificate of Designation also contains certain standard adjustment provisions as are customarily included in similar derivative securities.

Pursuant to the Series C Certificate of Designation, each share of Series C Preferred Stock is convertible into one share of Common Stock at any time only on or after the date on which the applicable Registration Statement (as defined in the Series C Certificate of Designation) has been declared effective by the SEC. A holder of shares of Series C Preferred Stock cannot convert such shares to the extent that such holder would own more than 4.99% (or at the election of such holder, 9.99%) of outstanding Common Stock immediately after such conversion. The Series C Preferred Stock ranks pari passu to the Common Stock and junior to all other shares of capital stock of the Company authorized or designated before or after the date of designation of the Series C Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company. The Series C Certificate of Designation also contains certain standard adjustment provisions as are customarily included in similar derivative securities.

The Placement Agent Warrants may also be exercisable on a cashless basis for a net number of shares using the formula provided in the Placement Agent Warrants in the event that the Placement Agent Warrant Shares are not registered on a registration statement declared effective by the SEC and so long as the closing price of the Common Stock on the applicable principal trading market on the date immediately preceding such exercise date is greater than $1.00 per share. The Placement Agent Warrants also contains standard adjustment provisions and a holder (together with its affiliates) may not exercise the Placement Agent Warrants to the extent that such holder would own more than 4.99% (or at the election of such holder, 9.99%) of outstanding Common Stock immediately after such exercise.

In connection with each Closing, the Company entered into registration rights agreements with the Investors, pursuant to which the Company agreed to register the resale of the Series B Conversion Shares issued in connection with the Initial Offering. The Company is required to prepare and file a resale registration statement with the SEC no later than the thirtieth (30th) calendar day following the applicable Closing and to use its best efforts to have such registration statement declared effective within sixty (60) calendar days after such Closing, subject to certain exceptions. In addition, pursuant to the Initial Spartan Agreements, the Company is also required to register the resale of the Series C Conversion Shares and the Placement Agent Warrant Shares. In order to satisfy such obligations, the Company filed the Resale Registration Statement to register for resale all of the Shares issuable upon conversion of the Series B Preferred Stock and Series C Preferred Stock, and upon exercise of the Placement Agent Warrants, in each case issued to the Selling Stockholders in connection with the Initial Closing.

Initial Irrevocable Proxy

Dr. Jonathan Kaufman, Chief Executive Officer of the Company, and Spartan are parties to an irrevocable proxy and power of attorney, effective as of December 20, 2024 (the “Initial Irrevocable Proxy”), pursuant to which, among other things, Spartan agreed to grant to Dr. Kaufman all voting power over and power of attorney with respect to all shares of Series C Preferred Stock, Series C Conversion Shares and Placement Agent Warrant Shares issued or issuable to Spartan or its Attribution Parties (as defined in the Initial Irrevocable Proxy) in connection with the Initial Offering (collectively, the “Initial Proxied Shares”). In addition, subject to certain exceptions, Spartan is not permitted to transfer or sell the applicable Initial Proxied Shares without the Company’s prior written consent. Upon such time as the applicable Series C Conversion Shares and Placement Agent Warrant Shares are registered on a registration statement declared effective by the SEC, including but not limited to, the Resale Registration Statement, the rights granted to Dr. Kaufman to such shares pursuant to the Initial Irrevocable Proxy terminate and revert to Spartan (or its Attribution Parties), subject to certain exceptions, provided that if the registration of such shares on such registration statement does not occur within six months after the issuance of such Initial Proxied Shares, all such restrictions on Spartan’s rights to transfer such Initial Proxied Shares will terminate. On each of December 23, 2024, December 31, 2024, February 25, 2025 and February 26, 2025, March 5, 2025, and March 12, 2025, in connection with each Closing of the Initial Offering, Spartan granted Dr. Kaufman such voting power over all applicable Initial Proxied Shares issued or issuable to Spartan and its Attribution Parties in connection with each such Closing. Upon the effectiveness of the Resale Registration Statement, the applicable Initial Proxied Shares that were issued to Spartan and its designee, Eric Meyer, at each such Closing are now deemed beneficially owned by each of them (subject to the 4.99% beneficial ownership limitation provisions in the Placement Agent Warrants and the Series C Certificate of Designation) and the rights granted to Dr. Kaufman with respect to such Initial Proxied Shares have terminated.

Subsequent Offering

Subsequent Spartan Agreements

On March 17, 2025, the Company entered into the Subsequent Placement Agent Agreement, pursuant to which Spartan agreed to serve as exclusive placement agent for the Subsequent Offering of Warrants to purchase up to 72,000 shares of Series B Preferred Stock (inclusive of the Subsequent Over-allotment Option) at a price per Warrant equal to $0.125 in order to comply with applicable Nasdaq rules, with each Warrant exercisable for a period of nine (9) months for shares of Series B Preferred Stock at $100 per share, and each such share of Series B Preferred Stock convertible into shares of Common Stock at a conversion price equal to $2.16 per share, which was the Minimum Price of the Common Stock immediately prior to the execution of the Subsequent Subscription Agreements. On March 17, 2025, the Company also entered into the Subsequent Consulting Agreement, pursuant to which Spartan agreed to provide the Company with the same advisory services in connection with the Subsequent Offering as provided to the Company in connection with the Initial Offering for a period of eighteen (18) months from the closing of the Subsequent Offering.

The Subsequent Spartan Agreements provide that upon each exercise of the Warrants by the Investors, the Company will (i) pay Spartan a cash fee equal to ten percent (10%) of the gross proceeds received by the Company from the aggregate exercise price paid by the Investors, whether such exercises were directly or indirectly the result of Spartan’s efforts, (ii) a non-accountable cash fee equal to two percent (2%) of the gross proceeds received by the Company from such aggregate exercise price paid, (iii) issue Spartan (or its designated nominees) warrants to purchase a number of shares of Common Stock (the “Subsequent Placement Agent Warrants”) equal to ten percent (10%) of the shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock that may be issued upon such Warrant exercises, (iv) pay to Spartan a $240,000 consulting fee which amount will be paid out of the escrow account to be established to receive proceeds from Warrant exercises and paid on a pro rata basis at the time of and based upon the amount of such proceeds received, and (v) issue to Spartan (or its designated nominees) an aggregate of 420,000 shares of Series C Preferred Stock, which will be issued on a pro rata basis at the time of and based upon the amount of such proceeds received from Warrant exercises. Other than the holders, the number of shares and expiration date, the Subsequent Placement Agent Warrants are nearly identical to the Placement Agent Warrants issued to Spartan in connection with the Initial Offering. In addition, the Company agreed to reimburse Spartan for up to $50,000 in legal expenses in connection with the Subsequent Offering. The Subsequent Placement Agent Agreement also provides that (x) if the Company receives an investment (other than in the Subsequent Offering) during the period commencing upon the termination of Spartan’s engagement under the Subsequent Placement Agent Agreement and ending one (1) year thereafter from any accredited retail investor who participated in the Subsequent Offering, Spartan will be entitled to a fee equal to ten percent (10%) of the gross amount of such investment and (y) the Company is prohibited, subject to certain exceptions, from entering into a Variable Rate Transaction (as defined in the Subsequent Placement Agent Agreement) until the earlier of (A) ninety (90) days from the termination of the Subsequent Offering and (B) ten (10) business days from the effective date of the Registration Statement (as defined in the Subsequent Registration Rights Agreements (as defined below)). The Subsequent Placement Agent Agreement also contains customary representations and warranties for a transaction of this type.

Subsequent Subscription Agreements

On March 17, 2025 and in connection with the Subsequent Offering, the Company entered into the Subsequent Subscription Agreements with the Investors for the purchase and sale of an aggregate of $9,000 of Warrants (including Spartan’s full exercise of the Subsequent Over-allotment Option). The Warrants contain standard adjustment provisions and will be issued in accordance with, and subject to, a warrant agency agreement, dated March 17, 2025, between the Company and Nevada Agency and Transfer Company, as Warrant agent. Pursuant to each Subsequent Subscription Agreement, in consideration for the ability to participate in the Subsequent Offering, each Investor agreed to surrender the right of participation that had been granted to such Investor pursuant to its respective Initial Subscription Agreement in connection with the Initial Offering.

Each Subsequent Subscription Agreement contains customary representations, warranties, obligations, indemnification rights and agreements of the Company and the applicable Investor. In addition, pursuant to the Subsequent Subscription Agreements, the Investors were granted the right to participate (on a pro rata basis based on the aggregate Warrant exercise price paid by such Investor) in any subsequent financing transaction pursuant to which the Company offers Common Stock or Common Stock Equivalents (as defined in the Subsequent Subscription Agreements) at an effective price per share that is lower than the conversion price of the shares of Series B Preferred Stock then in effect during the six-month period commencing on the later of (x) such Investor’s purchase of Warrants and (y) the effective date of the Registration Statement (as defined in the Subsequent Registration Rights Agreements). The Subsequent Subscription Agreements provide that the Subsequent Offering will terminate on the earliest of (i) the date on which $7,500 of Warrants are sold (subject to the Subsequent Over-allotment Option), (ii) the termination date of the Subsequent Offering, or (iii) July 15, 2025, subject to extension upon agreement by the Company and Spartan. On March 17, 2025, the Subsequent Offering terminated in accordance with such terms, as all Warrants issuable in connection with the Subsequent Offering were offered and sold to the Investors.

In connection with the Subsequent Offering, the Company entered into registration rights agreements with the Investors (the “Subsequent Registration Rights Agreements”), pursuant to which the Company agreed to register the resale of the Series B Conversion Shares issuable upon full exercise of the Warrants issued in connection with the Subsequent Offering. The Company is required to prepare and file a resale registration statement with the SEC no later than the thirtieth (30th) calendar day following the closing of the Subsequent Offering and to use its best efforts to have such registration statement declared effective within sixty (60) calendar days after such closing of the Subsequent Offering, subject to certain exceptions. In addition, pursuant to the Subsequent Spartan Agreements, the Company is also required to register the resale of all shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and upon exercise of Common Stock purchase warrants issued to Spartan in connection with the Warrant exercises. In order to satisfy such obligations under the Subsequent Registration Rights Agreements, the Company filed the Resale Registration Statement to register for resale all of the Shares issuable upon conversion of the Series B Preferred Stock issuable upon full exercise of the Warrants issued in connection with the Subsequent Offering.

Subsequent Irrevocable Proxy

Additionally, in connection with the Subsequent Offering, Dr. Kaufman and Spartan entered into another irrevocable proxy and power of attorney, effective as of March 17, 2025 (the “Subsequent Irrevocable Proxy”), pursuant to which, among other things, Spartan agreed to grant to Dr. Kaufman all voting power over and power of attorney with respect to all shares of Series C Preferred Stock, and all shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and upon exercise of Common Stock purchase warrants issued or issuable to Spartan or its Attribution Parties (as defined in the Subsequent Irrevocable Proxy) in connection with the Warrant exercises (collectively, the “Subsequent Proxied Shares”). In addition, subject to certain exceptions, Spartan is not permitted to transfer or sell the applicable Subsequent Proxied Shares without the Company’s prior written consent. Upon such time as the applicable shares of Common Stock are registered on the Registration Statement (as defined in the Subsequent Registration Rights Agreements) declared effective by the SEC, the rights granted to Dr. Kaufman to such shares pursuant to the Subsequent Irrevocable Proxy terminate and revert to Spartan (or its Attribution Parties), subject to certain exceptions, provided that if the registration of such shares on a Registration Statement (as defined in the Subsequent Registration Rights Agreements) does not occur within six months after the issuance of such Subsequent Proxied Shares, all such restrictions on Spartan’s rights to transfer such Subsequent Proxied Shares will terminate.

At each Closing of the Initial Offering, such shares of Series B Preferred Stock were offered and sold to such Investors, and such Placement Agent Warrants and shares of Series C Preferred Stock were issued to Spartan and its designee, pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. At the closing of the Subsequent Offering, such Warrants were offered and sold to such Investors pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. In connection with the offer, sale and/or issuance of such securities, the Company relied on the written representations of each of the Investors, Spartan and its designee, as applicable, that they were each an “accredited investor” as defined in Rule 501(a) of Regulation D. In addition, neither the Company nor anyone acting on its behalf offered or sold such securities by any form of general solicitation or general advertising.

For more information on the Initial Spartan Agreements, the Subsequent Spartan Agreements, the Initial Offering, the Subsequent Offering and the other transaction documents applicable to the Initial Offering and the Subsequent Offering, see the Current Reports on Form 8-K filed by the Company with the SEC on December 10, 2024, December 30, 2024, January 6, 2025, March 3, 2025, March 11, 2025 and March 18, 2025, including the applicable exhibits filed therewith.

SELLING STOCKHOLDERS

The Shares being offered by the Selling Stockholders consist of (i) 4,921,483 Series B Conversion Shares issuable upon full conversion of shares of Series B Preferred Stock, (ii) 536,959 Series C Conversion Shares issuable upon full conversion of shares of Series C Preferred Stock, and (iii) 158,817 Placement Agent Warrant Shares issuable upon full exercise of the Placement Agent Warrants. For additional information regarding the issuance of these securities, see “Private Placements” beginning on page 11  of this prospectus. We registered the Shares on the Resale Registration Statement in order to permit the Selling Stockholders to offer such Shares for resale from time to time. Except for all of the agreements and transactions described in the sections entitled “Prospectus Summary – Recent Developments” and “Private Placements”, and as disclosed in this section under “Material Relationships with Selling Stockholders,” the Selling Stockholders have not had any material relationship with us or our affiliates within the past three years.

The following table sets forth certain information with respect to each Selling Stockholder, including (i) the shares of Common Stock beneficially owned by each Selling Stockholder prior to this offering, (ii) the number of Shares being offered by such Selling Stockholder pursuant to this prospectus, and (iii) such Selling Stockholder’s beneficial and percentage ownership of our outstanding shares of Common Stock after completion of this offering. The registration of the Shares issuable to the Selling Stockholders upon conversion of the shares of Series B Preferred Stock (including those underlying the Warrants) and Series C Preferred Stock, or upon exercise of the Placement Agent Warrants, as applicable, does not necessarily mean that the Selling Stockholders will sell all or any of such Series B Conversion Shares, Series C Conversion Shares, or Placement Agent Warrant Shares, but the number of shares of Common Stock and percentages set forth in the final two columns below assume that all Shares being offered by the Selling Stockholders are sold. The final two columns also assume, as of April 3, 2025, the full conversion of the Series B Preferred Stock (including those underlying the Warrants) and of the Series C Preferred Stock, and the full exercise of the Placement Agent Warrants, without regard to any limitations on conversion or exercise. See “Plan of Distribution.”

The table is based on information supplied to us by the Selling Stockholders, with beneficial ownership and percentage ownership determined in accordance with the rules and regulations of the SEC, and includes voting or investment power with respect to shares of Common Stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares of Common Stock beneficially owned by a Selling Stockholder and the percentage ownership of that Selling Stockholder, shares of Common Stock subject to securities held by that Selling Stockholder that are exercisable for or convertible into shares of Common Stock within 60 days after April 3, 2025, are deemed outstanding. Such shares of Common Stock, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other Selling Stockholder.

	Number of Shares of Common Stock Beneficially Owned Prior to Offering (1)	Maximum Number of Shares to be Sold Pursuant to this Prospectus (2)	Number of Shares of Common Stock Beneficially Owned After Offering (1)(3)	Percentage Beneficially Owned After Offering (1)(3)
Vijay Singh and Richa Mishra (4)(5)	133,865	807,493	—	—
Nutie Dowdle (4)(6)	133,865	712,960	—	—
Michael D. Dunham (4)	133,865	574,332	—	—
1062 Asset Management LLP (4)	133,865	461,111
Albert Gentile and Heidi L. Gentile (4)(5)	133,865	290,759	—	—
GSB Holdings Inc. (4)(7)	133,865	256,148	—	—
Robert Forster (4)	133,865	228,703
The Flying S Ranch Trust (4)(8)	133,865	221,481	—	—
John Aksak (4)	133,865	212,061	—	—
Brent Orr (4)(9)	133,865	210,684	—	—
Jack Cavin Holland 1979 Trust (4)(10)	133,865	170,607
Charles Maass (4)	133,865	150,739
Joshuah Melnick	129,204	129,204
Bradley C. Karp and Belinda Karp (5)	125,925	125,925
William Kadi	62,184	62,184	—	—
Kenneth Williamson	58,332	58,332
Kadi Family Trust (11)	56,583	56,583	—	—
John Geddes Parsons	44,682	44,682
Stephen Mut	43,425	43,425	—	—
Elvis Rizvic	43,425	43,425
Paul Traxler	15,277	15,277
Donald P. Sesterhenn	13,888	13,888
James G. Diemert	11,574	11,574	—	—
Umberto Stangarone	8,333	8,333	—	—
Joseph M. Diangelo	6,944	6,944	—	—
Aleksandr Simma	4,629	4,629	—	—
Eric Meyer (12)	133,865	208,733	—	—
Spartan Capital Securities, LLC (13)	133,865	487,043	—	—
TOTAL	2,498,515	5,617,259

*	Less than 1%

(1)	The number of shares owned and the percentage of beneficial ownership prior to and after this offering set forth in these columns are based on 2,548,811 shares of Common Stock outstanding on April 3, 2025. Conversions of the shares of Series B Preferred Stock and shares of Series C Preferred Stock, and exercises of the Placement Agent Warrants held by the Selling Stockholders are subject to certain beneficial ownership limitations, which provide that a holder of such shares of Series B Preferred Stock, shares of Series C Preferred Stock and the Placement Agent Warrants will not have the right to convert such shares of Series B Preferred Stock or Series C Preferred Stock, or exercise such Placement Agent Warrants, as the case may be, if such holder, together with such holder’s affiliates, would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion or exercise, as applicable, provided that upon notice to the Company, a holder may increase or decrease such limitation up to a maximum of 9.99% of the number of shares of Common Stock outstanding which shall take effect on the 61st day following the date of such notice (each such limitation, a “Beneficial Ownership Limitation”). As a result, the number of shares of Common Stock reflected in these columns as beneficially owned by each Selling Stockholder includes (a) if any, the number of Shares offered hereby which such Selling Stockholder has the right to acquire as of April 3, 2025 and without such holder or any of such holder’s affiliates beneficially owning more than 4.99% or 9.99%, as applicable, of the number of outstanding shares of Common Stock as of April 3, 2025. Additionally pursuant to the Series C Certificate of Designation, shares of Series C Preferred Stock cannot be converted until the date on which the SEC declares a registration statement registering the applicable Series C Conversion Shares underlying such shares effective, including the Resale Registration Statement. As a result of the Resale Registration Statement being declared effective by the SEC on April 3, 2025, the number of shares of Common Stock reflected in these columns as beneficially owned by each Selling Stockholder that holds shares of Series C Preferred Stock includes the applicable Series C Conversion Shares that may be issued to such Selling Stockholder upon conversion of such shares of Series C Preferred Stock, as such shares of Common Stock are now deemed beneficially owned by such Selling Stockholders, subject to the Beneficial Ownership Limitation.

(2)	Represents all Shares offered hereby upon full exercise of the Warrants, upon full conversion of the Series B Preferred Stock and Series C Preferred Stock and upon full exercise of the Placement Agent Warrants held by the applicable Selling Stockholders, without regard to any Beneficial Ownership Limitations that apply thereto and any limitation on conversion set forth in the Series C Certificate of Designation. Except as otherwise stated in the footnotes to this table, such Shares represent Series B Conversion Shares issuable upon full exercise of the Warrants and full conversion of the shares of Series B Preferred Stock held by the applicable Selling Stockholder.

(3)	The number of shares owned and the percentage of beneficial ownership after this offering set forth in these columns assumes full (i) exercise of the Warrants, (ii) conversion of (x) the Series B Preferred Stock for an aggregate of 4,921,483 Series B Conversion Shares offered hereby and (y) the Series C Preferred Stock for an aggregate of 536,959 Series C Conversion Shares offered hereby, and (iii) exercise of the Placement Agent Warrants for an aggregate of 158,817 Placement Agent Warrant Shares and the subsequent sale of all such Shares.

(4)	Represents the maximum number of shares of Common Stock currently deemed to be beneficially owned by such Selling Stockholder due to the 4.99% Beneficial Ownership Limitation provision in the Series B Certificate of Designation.

(5)	The Series B Conversion Shares issuable upon full conversion of such shares of Series B Preferred Stock and upon full exercise of the Warrants are held jointly by such individuals.

(6)	Consists of (i) 149,073 Series B Conversion Shares issuable upon full conversion of the shares of Series B Preferred Stock and upon full exercise of the Warrants held by Nutie Dowdle individually, (ii) 437,962 Series B Conversion Shares issuable upon full conversion of the shares of Series B Preferred Stock and upon full exercise of the Warrants held by Axos Clearing Custodian Nutie Dowdle IRA (“Dowdle IRA”), and (iii) 125,925 Series B Conversion Shares issuable upon full conversion of the shares of Series B Preferred Stock and upon full exercise of the Warrants held by Blue Mule Investments LLP (“Blue Mule”). Nutie Dowdle is the general partner of Blue Mule and holds voting and dispositive power over the Shares and other Company securities held by Blue Mule and by the Dowdle IRA, as applicable. The principal business address of Blue Mule is PO Box 8060, Columbus, MS 39705.

(7)	David Clarke, Leslie Clarke and Adriana Quartarolli are the stockholders of GSB Holdings Inc. (“GSB”) and share voting and investment power with respect to such Series B Conversion Shares issuable upon full conversion of the shares of Series B Preferred Stock and upon full exercise of the Warrants held by GSB. The address of GSB is 14179 Laurel Trail, Wellington, FL 33414.

(8)	Ryan Shay is the trustee of The Flying S Ranch Trust and holds voting and dispositive control of such Series B Conversion Shares issuable upon full conversion of the shares of Series B Preferred Stock and upon full exercise of the Warrants held by such Selling Stockholder.

(9)	Consists of (i) 44,944 Series B Conversion Shares issuable upon full conversion of the shares of Series B Preferred Stock and upon full exercise of the Warrants held by Brent Orr individually, and (ii) 165,740 Series B Conversion Shares issuable upon full conversion of the shares of Series B Preferred Stock and upon full exercise of the Warrants held by Cool Blue Capital Management LLC (“Cool Blue”). Brent Orr is the managing member of Cool Blue and has voting and investment power with respect to such Series B Conversion Shares issuable upon full conversion of the shares of Series B Preferred Stock held by Cool Blue. The address of Cool Blue is 11702 South Richmond Avenue, Tulsa, OK 74137.

(10)	Jack Cavin Holland is the trustee of the Jack Cavin Holland 1979 Trust and holds voting and dispositive control of such Series B Conversion Shares issuable upon full conversion of the shares of Series B Preferred Stock and upon full exercise of the Warrants held by such Selling Stockholder.

(11)	William Kadi and Sandra M Kadi are the trustees of The Kadi Family Trust and hold voting and dispositive control of such Series B Conversion Shares issuable upon full conversion of the shares of Series B Preferred Stock and upon full exercise of the Warrants held by such Selling Stockholder.

(12)	Mr. Meyer holds (i) an aggregate of 161,088 shares of Series C Preferred Stock, which are convertible into 161,088 Series C Conversion Shares, and (ii) Placement Agent Warrants exercisable for up to an aggregate of 47,645 Placement Agent Warrant Shares, all of which Shares are being offered for resale in this offering, but is currently deemed to beneficially own only an aggregate of 133,865 shares of Common Stock due to the 4.99% Beneficial Ownership Limitation provisions in each of the Placement Agent Warrants and the Series C Certificate of Designation.

(13)	Spartan holds (i) an aggregate of 375,871 shares of Series C Preferred Stock, which are convertible into 375,871 Series C Conversion Shares, and (ii) Placement Agent Warrants exercisable for up to an aggregate of 111,172 Placement Agent Warrant Shares, all of which Shares are being offered for resale in this offering, but is currently deemed to beneficially own only an aggregate of 133,865 shares of Common Stock due to the 4.99% Beneficial Ownership Limitation provisions in each of the Placement Agent Warrants and the Series C Certificate of Designation. John Lowry is the Chief Executive Officer of Spartan and may be deemed to have sole voting and investment control over all such Shares and other Company securities held by Spartan, as applicable. Spartan’s address is 45 Broadway, 19th Floor, New York, NY 10006.

Material Relationships with Selling Stockholders

No material relationships exist between any of the Selling Stockholders and us, nor have any such material relationships existed within the past three years, except, in either case, as identified below or otherwise disclosed herein.

IPO

On December 22, 2022, the Company closed its IPO of 1,217,391 shares of Common Stock (on a pre-Reverse Stock Split basis) for gross proceeds to the Company of approximately $7,000,000. In connection with the IPO, Spartan acted as the underwriter and, as compensation, received (i) underwriting discounts of 9.0% of the gross proceeds from the offering, and (ii) a cash reimbursement for reasonable travel and other out-of-pocket expenses of $100,000. Spartan also received underwriter warrants to purchase up to an aggregate of 5.0% of the total number of shares of Common Stock sold in the IPO at an exercise price equal to $7.1875 per share (on a pre-Reverse Stock Split basis) (which was equal to 125% of the initial public offering price of $5.75 per share of Common Stock (on a pre-Reverse Stock Split basis)). Eric Meyer is a registered representatives of Spartan and also participated in the IPO. In addition, all of the other Selling Stockholders listed in the table above, excluding Michael D. Dunham, GSB Holdings Inc, John Geddes Parsons, Elvis Rizvic and Aleksandr Simma, participated in the IPO.

USE OF PROCEEDS

The Selling Stockholders will receive all of the proceeds from the sale of the Shares under this prospectus and we will not receive any of such proceeds. We may receive up to $7,200,000 in aggregate gross proceeds from cash exercises the Warrants and up to $158,817 in aggregate gross proceeds from cash exercises of the Placement Agent Warrants, if each are exercised in full, based on the per share exercise price of the Warrants and the Placement Agent Warrants, respectively. Any proceeds we receive from the exercise of the Warrants and the Placement Agent Warrants will be used for working capital and general corporate purposes. The Selling Stockholders will pay any agent’s commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses that they incur in disposing of the shares of Common Stock. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of Common Stock covered by this prospectus and any prospectus supplement. These may include, without limitation, all registration and filing fees, SEC filing fees and expenses of compliance with state securities or “blue sky” laws. We cannot predict when or if the Series B Preferred Stock or Series C Preferred Stock will be converted, or if the Warrants or the Placement Agent Warrants will be exercised, and it is possible that the Series B Preferred Stock or Series C Preferred Stock may never be converted and that the Warrants and the Placement Agent Warrants may expire and never be exercised. In addition, the Placement Agent Warrants may be exercised on a cashless basis if there is not an effective registration statement covering the resale of the Placement Agent Warrant Shares, or the prospectus contained therein is not available for the issuance of the Placement Agent Warrant Shares, so long as the closing price of the Common Stock on the applicable principal trading market on the date immediately preceding such exercise date is greater than $1.00 per share. As a result, we may never receive meaningful, or any, cash proceeds from the exercise of the Placement Agent Warrants, and we cannot plan on any specific uses of any proceeds we may receive beyond the purposes described herein.

See “Plan of Distribution” elsewhere in this prospectus for more information.

DESCRIPTION OF SECURITIES THAT THE SELLING STOCKHOLDERS ARE OFFERING

The Selling Stockholders are offering for resale (i) up to an aggregate of 4,921,483 shares of Common Stock issuable upon full conversion of the shares of Series B Preferred Stock, (ii) up to an aggregate of 536,959 shares of Common Stock issuable upon full conversion of the shares of Series C Preferred Stock, and (iii) up to an aggregate of 158,817 shares of Common Stock issuable upon exercise of the Placement Agent Warrants. The following description of our Common Stock, certain provisions of our Certificate of Incorporation, the Company’s Bylaws (the “Bylaws”), and Delaware law are summaries. You should also refer to our Certificate of Incorporation and our Bylaws, which are listed as exhibits to the Resale Registration Statement.

General

The Company is authorized to issue 220,000,000 shares of its capital stock consisting of (a) 200,000,000 shares of Common Stock and (b) 20,000,000 shares of “blank check” preferred stock, par value $0.0001 per share, (i) 144,000 shares of which are designated as Series B Preferred Stock, 46,025 shares of which are issued and outstanding, and (ii) 1,050,000 shares of which are designated as Series C Preferred Stock, 536,959 shares of which are issued and outstanding.

As of April 3, 2025, 2,548,811 shares of our Common Stock were issued and outstanding, held by 15 stockholders of record (which do not include shares of Common Stock held in street name), which number excludes the following as of such date: (i) the exercise of outstanding warrants to purchase up to an aggregate of 372,990 shares of Common Stock with an approximate weighted average exercise price and remaining life in years of $8.12 and 3 years, respectively, (ii) Warrants to purchase up to 72,000 shares of Series B Preferred Stock and (iii) the exercise of outstanding options to purchase up to an aggregate of 361,624 shares of Common Stock at a weighted average exercise price of $19.74 per share. In addition, as of April 3, 2025, 46,025 shares of our Series B Preferred Stock were issued and outstanding, held by 23 stockholders of record, and 536,959 shares of Series C Preferred Stock were issued and outstanding, held by two stockholders of record.

Common Stock

Voting Rights

The holders of shares of Common Stock vote together as one class on all matters as to which holders of Common Stock are entitled to vote. Except as otherwise required by applicable law, all voting rights are vested in and exercised by the holders of Common Stock with each share of Common Stock being entitled to one vote, including in all elections of directors. The vote of the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Dividend Rights

Subject to the rights of holders of outstanding shares of preferred stock, if any, holders of Common Stock are entitled to receive such dividends and distributions and other distributions in cash, stock or property of the Company when, as and if declared thereon by the board of directors from time to time out of assets or funds of the Company legally available therefor.

Liquidation Rights

Subject to the rights of holders of outstanding shares of preferred stock, if any, upon our liquidation, dissolution or winding up, the holders of our Common Stock will be entitled to share ratably in the net assets and funds legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Other Rights and Preferences

Holders of our Common Stock have no preemptive rights or other subscription rights, conversion rights, registration rights, redemption or sinking fund provisions by virtue of only holding such shares.

Anti-Takeover Provisions

Provisions of the DGCL, our Charter, and our Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.

Section 203 of the DGCL. We are subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three (3) years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines a “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three (3) years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of our Bylaws

Our Bylaws provide that directors may be removed by the stockholders with or without cause upon the vote of a majority of the holders of Common Stock then entitled to vote. Except as otherwise provided in our Bylaws and our Charter, any vacancies or newly created directorships on our board of directors resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Our Bylaws also provide that only our chairman of the board of directors, chief executive officer, president or one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent of the votes at that meeting may call a special meeting of stockholders.

The combination of these provisions makes it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our Common Stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Listing

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “LIPO”.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Nevada Agency and Transfer Company. The transfer agent’s address is 50 West Liberty Street, Suite 880, Reno NV 89501 and its telephone number is (775) 322-0626.

PLAN OF DISTRIBUTION

Each Selling Stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their Shares covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling Shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell Shares under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of the Shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440 and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the Shares or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Shares in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Shares.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the Shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the Shares may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the Shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITY

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the issuance of the Shares offered hereby will be passed upon for us by Sullivan &Worcester LLP of New York, New York.

EXPERTS

The consolidated financial statements of Lipella Pharmaceuticals Inc. as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of Urish Popeck & Co., LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of the Resale Registration Statement filed under the Securities Act. As permitted by the SEC’s rules, this prospectus and any prospectus supplement, which form a part of the Resale Registration Statement, do not contain all the information that is included in the Resale Registration Statement. You will find additional information about us in the Resale Registration Statement and its exhibits. Any statements made in this prospectus or any prospectus supplement concerning legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the Resale Registration Statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

You can read our electronic SEC filings, including the Resale Registration Statement, on the internet at the SEC’s website at www.sec.gov. We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at www.lipella.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the Resale Registration Statement, and investors should not rely on such information in making a decision to purchase the Shares in this offering.

INCORPORATION BY REFERENCE

We incorporate by reference the filed documents listed below (excluding those portions of any Current Report on Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K), except as superseded, supplemented or modified by this prospectus or any subsequently filed document incorporated by reference herein as described below:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025;

●	our Current Reports on Forms 8-K filed with the SEC on January 6, 2025, January 13, 2025, February 11, 2025, February 24, 2025, March 3, 2025, March 11, 2025 and March 18, 2025; and

●	our registration statement on Form 8-A12B filed with the SEC on December 19, 2022, including any amendments or reports filed for the purpose of updating such description, and (ii) Exhibit 4.2 — Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025.

We also incorporate by reference into this prospectus additional documents we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act: (i) on or after the date of the initial filing of the Resale Registration Statement and prior to effectiveness thereof, and (ii) on or after the date of this prospectus but before the completion or termination of this offering (excluding any information not deemed “filed” with the SEC). Any statement contained in a previously filed document is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in a subsequently filed document incorporated by reference herein modifies or supersedes the statement, and any statement contained in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a subsequently filed document incorporated by reference herein modifies or supersedes the statement.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, but not delivered with such prospectus. Requests should be directed to:

Lipella Pharmaceuticals Inc.

7800 Susquehanna St., Suite 505

Pittsburgh, PA 15208

(412) 894-1853

Copies of these filings are also available through the “Investor Relations” section of our website at www.lipella.com. For other ways to obtain a copy of these filings, please refer to “Where You Can Find More Information” above.

Up to 4,921,483 Shares of Common Stock

Issuable Upon Conversion of Shares of Series B Preferred Stock

Up to 536,959 Shares of Common Stock

Issuable Upon Conversion of Shares of Series C Preferred Stock

Up to 158,817 Shares of Common Stock

Issuable Upon Exercise of Placement Agent Warrants

Lipella Pharmaceuticals Inc.

PROSPECTUS

The date of this prospectus is April 3, 2025.